CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK NY 10019 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

TO	Karen J. Garnett Geoffrey M. Ossias	COMPANY	Securities and Exchange Commission
FAX NO	202-772-9209 202-942-9544	PHONE NO	202-551-3404
FROM	Elizabeth M. McCarroll	DATE	October 25, 2005
CC	Andrew Epstein Eric Graham
SENDER PHONE	+1 212 878 3437	PAGES (INCL COVER)	2

Re:	Cogdell Spencer Inc. File No. 333-127396
As a follow-up to today’s conversation regarding the risk factor on page 38 of the Cogdell Spencer Inc. Registration Statement, regarding the underwriters’ potential conflict of interest, we are attaching a markup of this risk factor with our proposed language. We would like to discuss this proposal in the morning.
Please contact either Jay Bernstein at 212-878-8527 or Andrew Epstein at 212-878-8332.
Regards,
E.M.M.
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In addition to customary underwriting discounts and commissions and financial advisory fees, certain of our underwriters and their affiliates will also be lenders under our unsecured credit facility, and as a result, will be receiving other benefits from providing this facility and may have an interest in the successful completion of the offering beyond the underwriting discounts and commissions and financial advisory fees the underwriters will receive in connection with the offering.
Banc of America Securities LLC and Citigroup Global Markets Inc., which are acting as joint book-running managers and as representatives of our underwriters, affiliates of Banc of America Securities LLC and Citigroup Global Markets Inc. and an affiliate of BB&T Capital Markets, our other underwriter, will receive benefits from this offering in addition to customary underwriting discounts and commissions and financial advisory fees, reimbursement of some expenses and indemnification for some liabilities that may result from this offering. An affiliate of Banc of America Securities LLC, is the sole and exclusive administrative agent of our $100 million unsecured credit facility. Banc of America Securities LLC and Citigroup Global Markets Inc. are joint lead arrangers and joint book runners, and we expect that an affiliate of BB&T Capital Markets will also be a lender under this facility. We will pay an annual administrative agency fee of $15,000 to an affiliate of Banc of America Securities LLC, as the sole and exclusive administrative agent, an arrangement fee of 0.125% of the aggregate principal amount of the unsecured credit facility to Banc of America Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and joint book runners, and an upfront fee of 0.25% of the aggregate principal amount of the unsecured credit facility and an unused facility fee of 0.2% of any unused amount less than 50% of the aggregate facility amount (or 0.1% of any unused amount equal or greater than 50% of the aggregate facility amount) to affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc. and BB&T Capital Markets, as lenders. The unsecured credit facility is potentially expandable up to $250 million at our option, and subject to the approval of the administrative agent. If the principal amount of the credit facility is expanded, the fees payable under the facility will be proportionately increased. This transaction creates potential conflicts of interest because the underwriters and their affiliates have an interest in the successful completion of the offering beyond the underwriting discounts and commissions and financial advisory fees they will receive. Additional potential conflicts of interest may arise in determining the size of the offering because the closing of the unsecured credit facility is contingent upon, among other things, this offering closing with minimum gross proceeds of $95.0 million.